UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                                 Caneum, Inc.
                               (Name of Issuer)

                        Common Stock, par value $.001
                       Options to Purchase Common Stock
                        (Title of Class of Securities)


                                 137515 10 2
                                (CUSIP Number)


                               Gary D. Allhusen
                           170 Newport Center Drive
                                  Suite 220
                          Newport Beach, CA   92660
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 31, 2004
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

CUSIP No. 137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Gary D. Allhusen

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b) _____

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          810,000(1)
     8.   Shared Voting Power        -0-
     9.   Sole Dispositive Power     810,000(1)
     10.  Shared Dispositive Power   -0-
          (1) Of these shares, 750,000 represent shares underlying options. The Reporting Person was granted 500,000 options on March 17, 2004 that vested based upon Issuer performance. As of June 30, 2005, all of these options were available for exercise. The Reporting Person was granted an additional 250,000 options on March 17, 2004, that vest as follows: (i) 6,250 per $125,000 of new top line revenue that reporting person delivers to Caneum, with the lone requirement that it be profitable revenue in accordance with Caneum policies/guidelines; (ii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan; and (iii) immediately at the three year six month anniversary of employment with Caneum. All of the shares obtainable upon exercise of the options are being reported.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     810,000  Calculated as if all options were eligible to be exercised

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     12.3%  Calculated as if all options were eligible to be exercised

14.  Type of Reporting Person (See Instructions)

     IN

Item 1.   Security and Issuer

     Common Stock, par value $.001
     Caneum, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Gary D. Allhusen
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  Executive Vice-President Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Allhusen received 60,000 shares as an annual bonus pursuant to his employment agreement with the Issuer. The 750,000 options were granted as incentive for performance of Mr. Allhusen and vest potentially on a quarterly basis.

Item 4.   Purpose of Transaction

     The securities were acquired as compensation for services performed on behalf of the Company. The reporting person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a)  810,000 shares             12.3%
     (b)  Sole Voting Power          810,000(1)
          Shared Voting Power        -0-
          Sole Dispositive Power     810,000(1)
          Shared Dispositive Power   -0-
          (1) Of these shares, 750,000 represent shares underlying options. The Reporting Person was granted 500,000 options on March 17, 2004 that vested based upon Issuer performance. As of June 30, 2005, all of these options were available for exercise. The Reporting Person was granted an additional 250,000 options on March 17, 2004, that vest as follows: (i) 6,250 per $125,000 of new top line revenue that reporting person delivers to Caneum, with the lone requirement that it be profitable revenue in accordance with Caneum policies/guidelines; (ii) immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan; and (iii) immediately at the three year six month anniversary of employment with Caneum. All of the shares obtainable upon exercise of the options are being reported.
     (c)  None
     (d)  Not Applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to Be Filed as Exhibits

     None

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2006

/s/ Gary D. Allhusen
Signature

Gary D. Allhusen
Name/Title

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)